Exhibit 99.1

EQUITY DISTRIBUTION AGREEMENT

August 23, 2007

SG Americas Securities, LLC

1221 Avenue of the Americas

New York, NY 10020

U.S.A.

FirstEnergy Capital Corp.

311-6th Ave. SW, Suite 1100

Calgary, Alberta T2P 3H2

Canada

Ladies and Gentlemen:

Canetic Resources Trust (the “Issuer”), an open-ended investment trust established under the laws of Alberta, and Canetic Resources Inc. (“Canetic”), a corporation incorporated under the laws of Alberta, confirm their respective agreements (collectively, this “Agreement”) with SG Americas Securities, LLC (“SGAS”) and FirstEnergy Capital Corp. (“FCC”) (SGAS and FCC each an “Agent” and together with the Issuer and Canetic, the “Parties” and individually a “Party”), as follows:

1.             Issuance and Sale of Securities. The Issuer agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, acting as agent, up to 15,500,000 (the “Designated Securities”) trust units of the Issuer (the “Securities”); provided, however, that with respect to “at the market” sales (as defined in Section 3) of Securities, the market value of the Securities distributed shall not exceed 10% of the aggregate market value of the Issuer’s outstanding Securities calculated in accordance with Section 9.2 of National Instrument 44-102 (“NI 44-102”) of the Canadian Securities Administrators (the “CSA”). Notwithstanding anything to the contrary contained herein, the Parties agree that compliance with the limitations set forth in this Section 1 on the number of Securities issued and sold under this Agreement shall be the sole responsibility of the Issuer, and the Agents shall have no obligation in connection with such compliance. The issuance and sale of Designated Securities will be effected pursuant to the Canadian Prospectus filed with the securities regulatory authorities in each of the provinces of Canada (the “Qualifying Authorities”) and the U.S. Prospectus and Registration Statement (as defined in Section 6(b)) filed by the Issuer with the Securities and Exchange Commission (the “SEC”).

2.             Placements. Each time (the “Placement Time”) that the Issuer wishes to issue and sell Securities hereunder (each, a “Placement”), it will furnish the Agents by electronic mail (or such other method mutually agreed to in writing by the Parties) with a notice in the form of Schedule 1 (a “Placement Notice”) containing the number of Securities (the “Placement Securities”) to be issued and sold and the other parameters in accordance with which it desires the Securities to be sold.  The Placement Notice shall originate from any of the individuals from Canetic, on behalf of the Issuer, set forth on Schedule 2 (with a copy to each of the other individuals listed in

Schedule 2) and shall be addressed to each of the individuals from the Agents set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by SGAS unless and until (i) in accordance with the notice requirements set forth in Section 4, SGAS declines to accept the terms contained therein and the terms and provisions of this Agreement; (ii) the entire amount of the Placement Securities have been sold; (iii) in accordance with the notice requirements set forth in Section 4, the Issuer suspends or terminates the Placement Notice; (iv) the Issuer issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice; or (v) the Agreement has been terminated under the provisions of Section 11. Upon receipt of a Placement Notice, SGAS shall acknowledge receipt by returned electronic mail (or such other method mutually agreed to in writing by the Parties). FCC shall be paid compensation equal to 3.00 percent of the gross proceeds from the sales made pursuant to the terms of this Agreement on the Toronto Stock Exchange (“TSX”) and SGAS shall be paid compensation equal to 2.50 percent of the gross proceeds from the sales made pursuant to the terms of this Agreement in the United States including on the New York Stock Exchange (“NYSE”) (“Agent’s Fee”). It is acknowledged and agreed that neither the Issuer nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Securities unless and until the Issuer delivers and SGAS receives a Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3.             Sale of Placement Securities by the Agents.  Subject to the terms and conditions herein set forth, upon the Issuer’s issuance and SGAS’s receipt, on behalf of the Agents, of a Placement Notice, and unless the sale of the Placement Securities described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, SGAS, on behalf of the Agents, for the period specified in the Placement Notice, will use its commercial reasonable efforts consistent with its normal trading and sales practices and applicable state, provincial and federal laws, rules and regulations including the MRRS Decision (as herein defined) and the NYSE rules and TSX rules as applicable, to sell such Placement Securities up to the amount specified and otherwise in accordance with the terms of such Placement Notice. FCC hereby authorizes SGAS to effect sales of the Placement Securities made directly on the TSX through a TSX participating organization. After consultation with the Issuer and subject to the terms of the Placement Notice, SGAS may sell the Placement Securities by any method permitted by law deemed to be an “at-the-market distribution” as defined in NI 44-102 including, without limitation, sales made directly on the TSX through a dealer that is a TSX participating organization, directly on the NYSE or on any other existing trading market in the United States for the Securities. For the purposes hereof, “Trading Day” means any day on which securities are purchased and sold on either of the TSX, NYSE or other existing trading market in the United States. SGAS, on behalf of the Agents, will provide confirmation by electronic mail (or such other method mutually agreed to in writing by the Parties) to the Issuer and FCC no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which sales of Placement Securities have been made hereunder setting forth the number of Placement Securities sold on such day, the prices at which the Placement Securities were sold, the gross proceeds from such sales, the compensation payable by the Issuer to SGAS and to FCC pursuant to Section 2 with respect to such sales, and the Net Proceeds (as defined in Section 5(a)) payable to the Issuer, with an itemization of the deductions (as set forth in Section 5(a)) from the gross proceeds that it receives from such sales. SGAS on behalf of the Agents will deliver to the Issuer, to the attention of Brian Evans, within three trading days after the end of each month, a report stating the number of trust units sold pursuant to this Agreement on a daily basis during each month on the TSX, for the period from September 1, 2007 to February 28, 2008 and provide additional monthly reports of daily sales on the TSX as requested by the Issuer in order to facilitate the Issuer’s reporting requirements to the TSX pursuant to its undertaking to the TSX.

4.             Suspension of Sales. The Issuer or an Agent may, upon notice to the other Parties by electronic mail (or such other method mutually agreed to in writing by the Parties), suspend any sale of Placement Securities on the TSX and the Issuer or SGAS may, upon notice to the other Parties in writing (including by electronic mail) or by telephone suspend any sale of Placement Securities in the U.S.; provided, however, that such suspension shall not affect or impair any Party’s obligations with respect to any Placement Securities sold hereunder prior to the receipt of such notice. Except as set forth in Section 11 herein, each of the Parties agrees that no such notice under this Section 4 shall be effective against the other Parties unless it is made to one of the individuals of the Issuer or each of the Agents, as the case may be, named on Schedule 2 hereto, as such Schedule 2 may be amended from time to time by any Party by notice to each other Party.

5.             Settlement.

(a)                                  Settlement of Placement Securities. Settlement for sales of Placement Securities will occur on the third Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Issuer on a Settlement Date against receipt of the Placement Securities sold (the “Net Proceeds”) will be equal to the aggregate sales price received by SGAS or SGAS on behalf of FCC, as the case may be, at which such Placement Securities were sold, after deduction for (i) Agent’s Fee for such sales payable by the Issuer pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Issuer to an Agent hereunder pursuant to Section 7.5 (Expenses), and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)                                 Delivery of Placement Securities. On or before each Settlement Date, the Issuer will electronically transfer to the Issuer’s or its designee’s account at SGAS the Placement Securities being sold in good deliverable form. On each Settlement Date, SGAS will deliver the Net Proceeds of the sale of the Placement Securities in same day funds to the Issuer’s or its designee’s account at SGAS. If the Issuer defaults in its obligation to deliver Placement Securities on a Settlement Date, the Issuer agrees that in addition to and in no way limiting the rights and obligations set forth in Section 9.1 (Indemnification and Contribution) hereto, it will hold the other Parties hereto harmless against any loss, claim, damage, or expense (including reasonable out-of-pocket fees and expenses of external counsel), as incurred, arising out of or in connection with such default by the Issuer.

Upon the implementation of direct market access to the TSX by SGAS through FCC, the parties hereto by mutual agreement in writing may amend the confirmation in Section 3 or settlement procedures in this Section 5.

6.             Representations and Warranties of the Issuer and Canetic.  Each of the Issuer and Canetic jointly and severally represents and warrants to, and agrees with, the Agents hereto that as of the date of this Agreement, as of each Representation Date (as defined in Section 7.2(c) below) on which a certificate is required to be delivered pursuant to Section 7.2 of this Agreement, each Placement Time and as of the time of each sale of any Securities pursuant to this Agreement (the “Applicable Time”) and each Settlement Date:

(a)                  (i)                                  the Issuer meets the requirements under the securities laws, rules, regulations and orders applicable to the Issuer in each province of Canada (the “Jurisdictions”) (collectively, “Securities Law”) as interpreted and applied by the Qualifying Authorities for the use of a short form shelf prospectus with respect to the Securities and for the distribution of securities under the rules and procedures established in NI 44-102 and National Instrument 44-101 (collectively, the “Shelf Procedures”);

(ii)                                 a preliminary short form base shelf prospectus and a short form base shelf prospectus (in each case in the English and French languages) in respect of the issue and sale of Securities have been filed with the Qualifying Authorities in the Jurisdictions;

(iii)                              receipts have been obtained by the Issuer from the Alberta Securities Commission (the “Reviewing Authority”) on its own behalf and on behalf of the other Qualifying Authorities in respect of both the preliminary short form base shelf prospectus and the short form base shelf prospectus (in each case in the English and French languages) (the “Canadian Shelf Prospectus”) (such Canadian Shelf Prospectus as may have been most recently amended or supplemented (excluding any supplement relating only to an offering of Securities prior to the date hereof, if applicable) together with all documents incorporated or deemed to be incorporated therein by reference and the prospectus supplement relating to the Designated Securities that is to be filed by the Issuer with the Qualifying Authorities pursuant to the Shelf Procedures and Securities Law in accordance with Section 7.1(a) hereof (the “Canadian Prospectus Supplement”) is hereinafter called the “Canadian Prospectus”); and

(iv)                              no order preventing, suspending or objecting the use of any prospectus or prospectus supplement relating to the Securities or otherwise preventing or suspending the distribution of the Securities has been issued by any of the Qualifying Authorities and, to the knowledge of the Issuer, no proceeding for that purpose has been initiated or is pending, contemplated or threatened by any of the Qualifying Authorities;

(b)                 (i)            the Issuer meets the general eligibility requirements for use of Form F-10 under the Securities Act of 1933, as amended (the “Securities Act”) (including the rules and regulations (the “Securities Act Regulations”) of the SEC made thereunder);

(ii)                                  the Issuer has filed with the SEC:

(A)                              a registration statement on Form F-10, File No. 333-145273, that registers the Designated Securities, which registration statement includes the Canadian Shelf Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Securities Act Regulations (the “U.S. Base Prospectus”) (such registration statement, at any given time, including any amendments thereto at such time, the exhibits and any schedules thereto at such time, the documents incorporated or deemed to be incorporated by reference therein at such time through the Canadian Shelf Prospectus contained in such registration statement or otherwise, is hereinafter called the “Registration Statement” and the prospectus supplement relating to the Designated Securities to be filed with the SEC pursuant to General Instruction II.L of Form F-10 under the Securities Act in accordance with Section 7.1(a) is hereinafter called the “U.S. Prospectus Supplement” (the U.S. Base Prospectus, as supplemented by the U.S. Prospectus Supplement, is hereinafter called the “U.S. Prospectus”); and

(B)                              an appointment of agent for service of process upon the Issuer on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement with the SEC;

(iii)                             the Registration Statement became effective on [date] pursuant to Rule 467(a) of the Securities Act;

(iv)                            subsequent to the date of the effectiveness of the Registration Statement, no other document with respect to the Registration Statement has heretofore been filed with or furnished to, or transmitted for filing with or furnishing to, the SEC and no other document incorporated or deemed to be incorporated by reference in the prospectus contained therein has heretofore been filed with any of the Qualifying Authorities, except for any documents filed with or furnished to the SEC in the same form as such document was, if required pursuant to Section 7.1(j), heretofore delivered to the Agents;

(v)                               any post-effective amendments to the Registration Statement that have been filed with the SEC are in the form previously delivered to the Agents and have become effective under the Securities Act in such form;

(vi)                              no stop order preventing or suspending or objecting to the use of the Registration Statement has been issued and, to the knowledge of the Issuer, no proceeding for that purpose has been initiated or is pending, contemplated or threatened by the SEC;

(c)                                  (i)                  the Canadian Prospectus complies, and any further amendments or supplements to the Canadian Prospectus as of their respective filing or effective dates, as the case may be, will comply, with the applicable requirements of Securities Law and the Canadian Prospectus (from and after the filing of a Canadian Prospectus Supplement) and any amendment or supplement thereto, as of their respective issue dates, the Placement Time, the Applicable Time and the Settlement Date will constitute full, true and plain disclosure of all material facts relating to the Issuer and the Designated Securities;

(ii)                                 at the respective time the Registration Statement became effective, at each deemed effective date with respect to SGAS of the Designated Securities pursuant to the applicable provisions of the Securities Act, and as of each Placement Time, Applicable Time and each Settlement Date, the Registration Statement:

(A)                              complied and will comply with the requirements of the Securities Act in all material respects; and

(B)                              did not, does not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and

(iii)                              at its respective issue date, the Placement Time, the Applicable Time and each Settlement Date the U.S. Prospectus as amended or supplemented:

(A)                              complied and will comply with the requirements of the Securities Act in all material respects;

(B)                                delivered to SGAS for its use in connection with the offering of the Designated Securities was identical to the electronically transmitted copies thereof filed with the SEC pursuant to EDGAR (except to the extent permitted by Regulation S-T); and

(C)                               did not, does not, and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(d)                                 the representations and warranties in subsections (a) through (c) above of this Section 6 shall not apply to statements in or omissions from the Canadian Prospectus, the Registration Statement or the U.S. Prospectus made in reliance upon and in conformity with any written information furnished to the Issuer by the Agents expressly for use therein;

(e)                                  the Issuer has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta.  Computershare Trust Company of Canada has been duly appointed as the sole trustee of the Issuer pursuant to the trust indenture dated as of December 17, 2002, as amended (the “Trust Indenture”);

(f)                                    the Issuer has the trust capacity and power to own its assets and to conduct its affairs as described in the Canadian Prospectus, the Registration Statement and the U.S. Prospectus (including the documents incorporated by reference therein);

(g)                                 each of the Issuer’s wholly-owned or majority-owned subsidiaries or partnerships that constitute a significant subsidiary of the Issuer (as that term is defined under Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (including the rules and regulations of the SEC thereunder, the “Exchange Act”)) as at the date hereof (each a “Significant Subsidiary” and, collectively, the “Significant Subsidiaries”) is listed in Schedule 3 to this Agreement. All other wholly-owned or majority-owned subsidiaries of the Issuer do not as of the date of this Agreement, singly or in the aggregate, constitute “significant subsidiaries” (as such term is defined under Rule 1-02 of Regulation S-X under the Exchange Act);

(h)                                 Canetic and each Significant Subsidiary (i) has been duly incorporated, amalgamated or organized and is validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or organization, as applicable, (ii) has all requisite trust, corporate or partnership power and authority, as applicable, to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus and (iii) is duly qualified to carry on such business in the respective jurisdictions under which they were incorporated, amalgamated or organized, as applicable, and each other jurisdiction in which a material portion of such business is carried on and is in good standing under the laws of each such jurisdiction which requires such qualification, except where the failure of each Significant Subsidiary to be so qualified would not, individually or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or on the earnings, business affairs or business prospects of the Issuer and its subsidiaries, taken as a whole (a “Material Adverse Effect”);

(i)                                     the Issuer has the requisite trust power, authority and capacity to issue the Designated Securities, to enter into this Agreement and to perform its obligations hereunder;

(j)                                    Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario and Calgary, Alberta, has been duly appointed as the registrar and transfer agent in respect of the Securities;

(k)                                 the issuance of the Securities is authorized under the Trust Indenture and the Trust Indenture authorizes the Issuer to issue an unlimited number of Securities.  The number of outstanding Securities as of a recent date is as set forth in the notes to the financial statements of the Issuer that are most recently incorporated or deemed to be incorporated by reference in the Canadian Prospectus and the U.S. Prospectus. All the issued Securities have been duly and validly authorized and issued. The Designated Securities referred to in this Agreement will at the Settlement Date be duly and validly issued;

(l)                                     each of the Issuer and its Significant Subsidiaries has conducted its business in compliance with all applicable laws, regulations and rules of each jurisdiction in which its business is carried on and holds and maintains in good standing all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business or to own, lease or operate its properties and assets (including without limitation any rights or registrations relating to any intellectual property rights) except where the failure to obtain any licences, leases, permits, authorizations or other approvals would not have, individually or in the aggregate, a Material Adverse Effect;

(m)                              all the issued and outstanding shares in the capital of Canetic have been duly and validly authorized and issued and are fully paid and non-assessable, and all outstanding shares in the capital of Canetic are owned directly by the Issuer free and clear of any perfected security interest or any other security interest, claim, lien or encumbrance;

(n)                                 each of the Issuer and its Significant Subsidiaries owns or leases all such assets or properties as are necessary to the conduct of its operations as presently conducted. Each of Issuer and its Significant Subsidiaries has good and defensible title to all of its assets or properties reflected in its financial statements or described in the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, subject only to the encumbrances identified as “permitted encumbrances” in the credit agreements to which the Issuer or any of its Significant Subsidiaries is a party except where a failure of title or an encumbrance would not individually or in the aggregate have a Material Adverse Effect;

(o)                                 the Issuer, Canetic and their subsidiaries have good and marketable title to or the right to use of the property and assets material to the operation of their businesses free and clear of all liens except defects in title and liens that would not reasonably be expected to have a Material Adverse Effect on the business, operations, capital or condition (financial or otherwise) of the Issuer and Canetic (on a consolidated basis) or their direct assets (on consolidated basis);

(p)                                 except as set forth in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (in each case, exclusive of any supplement or amendment thereto after the later of (i) the execution of this Agreement or (ii) the most recent certificate delivered pursuant to Section 7.2 of this Agreement), none of the Issuer, Canetic or any of the Significant Subsidiaries is aware of any defects, failures or impairments in the title of any of the Issuer, Canetic or any of the Significant Subsidiaries to its properties (including in respect of any action, suit, proceeding or inquiry, whether instituted, pending or, to the knowledge of either of the Issuer or any of its Significant Subsidiaries, threatened or whether or not discovered by any third party) which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(q)                                 except as otherwise disclosed in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (in each case, exclusive of any supplement or amendment thereto after the later of (i) the execution of this Agreement or (ii) the most recent certificate delivered pursuant to Section 7.2 of this Agreement), and except for property dispositions in the ordinary course of business, there has been no adverse material change to the Issuer’s oil and natural gas reserves as reported in the most recent reserve report prepared in respect of those properties (the “Reserve Reports”) by an independent reserve engineer (the “Independent Reserve Engineer”) since the date of the Reserve Reports and the Reserve Reports fairly present the determination of the Issuer’s oil and natural gas reserves attributable to the properties evaluated in such Reserve Reports and the production profile and costs associated therewith, as of the effective date of the Reserve Reports; and Canetic made available to the Independent Reserve Engineer, prior to the issuance of the Reserve Reports, all information requested by the Independent Reserve Engineer for the purposes of preparing the Reserve Reports, which information did not contain any material misrepresentation or omission;

(r)                                    except as set forth in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (in each case, exclusive of any supplement or amendment thereto after the later of (i) the execution of this Agreement or (ii) the most recent certificate delivered pursuant to Section 7.2 of this Agreement) or as would not individually or in the aggregate result in a Material Adverse Effect, (i) each of the Issuer and its Significant Subsidiaries have been and are in compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (“Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance; (ii) each of the Issuer and its Significant Subsidiaries have obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the “Environmental Permits”) necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit; (iii) neither the Issuer nor any of its Significant Subsidiaries (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for any offence alleging, non-compliance with any Environmental Laws, or liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and neither the Issuer nor any of its Significant Subsidiaries (including, if applicable, any predecessor companies) have settled any allegation of non-compliance or liability short of prosecution; and (iv) there are no order or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Issuer or its Significant Subsidiaries, nor have either the Issuer or any of its Significant Subsidiaries received notice of any of the same and which orders, directions or notices remain outstanding as unresolved;

(s)                                  in the ordinary course of its business, Canetic periodically reviews the effect of Environmental Laws on the business, operations and properties of the Issuer and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Canetic has reasonably concluded that such associated costs and liabilities are reflected in all material respects in the financial statements of the Issuer incorporated or deemed to be incorporated by reference in the U.S. Prospectus and the Canadian Prospectus;

(t)                                    no labour dispute with the employees of the Issuer or any of the Significant Subsidiaries exists or, to the knowledge of the Issuer, is threatened or imminent, and the Issuer is not aware of any existing or imminent labour disturbance by the employees of the Issuer’s or any of the Significant Subsidiaries’ principal suppliers, contractors or customers, that would reasonably be expected to have a Material Adverse Effect, except as set forth in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (in each case, exclusive of any supplement or amendment thereto after the later of (i) the execution of this Agreement or (ii) the most recent certificate delivered pursuant to Section 7.2 of this Agreement);

(u)                                 the Issuer and each of its Significant Subsidiaries are in compliance in all material respects with all presently applicable provisions of Canadian federal and provincial pension and employee benefit laws and have not incurred and do not expect to incur liability under such laws in excess of similar liabilities that are reflected in the financial statements of the Issuer incorporated or deemed to be incorporated by reference in the Canadian Prospectus, the Registration Statement and the U.S. Prospectus;

(v)                                 each of the Issuer and its Significant Subsidiaries is insured by insurers of, to the knowledge of the Issuer, recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Issuer and its Significant Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; there are no material claims by either of the Issuer or its Significant Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause;

(w)                               except as otherwise disclosed in the Canadian Prospectus, the Registration Statement and the U.S. Prospectus (in each case exclusive of any supplement or amendment thereto after the later of (i) the execution of this Agreement or (ii) the most recent certificate delivered pursuant to Section 7.2 of this Agreement), or except as would not individually or in the aggregate, result in a Material Adverse Effect, all tax returns required to be filed by the Issuer and its Significant Subsidiaries have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been paid, other than those being contested in good faith and for which adequate reserves have been provided;

(x)                                 there are no contracts or documents which are required to be described in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus, including any of the documents incorporated by reference therein, or to be filed as exhibits thereto which have not been so described and filed as required; and there are no reports or information that in accordance with the requirements of the Reviewing Authority or any of the other Qualifying Authorities must be made publicly available in connection with the offering of the Designated Securities that have not been made publicly available as required; and there are no documents, other than the Canadian Prospectus Supplement relating to the Designated Securities, required to be filed with the Reviewing Authority or any of the other Qualifying Authorities in connection with the Canadian Prospectus that have not been filed as required;

(y)                               the Issuer qualifies as a mutual fund trust and a unit trust under the Income Tax Act (Canada) (the “Tax Act”);

(z)                                  for the most recently ended taxable year, the Issuer was not a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986 (the “Code”), as amended, the Issuer reasonably believes it is not likely to become a PFIC in subsequent taxable years; and the Issuer has not received any communication from any individual at the United States Internal Revenue Service asserting that the Issuer was a PFIC for the most recently ended taxable year;

(aa)                            the Issuer is not, and after giving effect to the sale of any of the Designated Securities will not be required to be registered as, an “investment company” within the meaning of that term under the United States Investment Company Act of 1940, as amended;

(bb)                          at the time of filing the Registration Statement the Issuer was not, and at the Applicable Time is not, an “ineligible issuer,” as defined under Rule 405 under the Securities Act;

(cc)                            each of the Issuer and Canetic has the necessary trust or corporate power and authority to execute and deliver the Canadian Prospectus and the Registration Statement and all necessary corporate action has been, or will at the appropriate time be, taken by each of the Issuer and Canetic to authorize the execution and delivery by it of such documents and the filing thereof and of the U.S. Prospectus, as the case may be, with the Reviewing Authority, the Qualifying Authorities and the SEC, as applicable;

(dd)                          each of the Issuer and Canetic has the necessary trust or corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to carry out the transactions contemplated herein and by the Canadian Prospectus and the U.S. Prospectus and this Agreement has been duly authorized, executed and delivered by the Issuer and Canetic and constitutes a legal, valid and binding obligation of the Issuer and Canetic enforceable against it in accordance with its terms subject to the qualifications set forth in the opinion of counsel delivered pursuant to Section 7.3;

(ee)                            the execution and delivery of this Agreement, the performance by the Issuer and Canetic of their obligations hereunder, the sale by the Issuer at a Settlement Date of Placement Securities and the delivery of those Placement Securities at a Settlement Date do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with (i) any statute, rule or regulation applicable to the Issuer, Canetic or the Significant Subsidiaries; (ii) any terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), the holders of its securities (“Securityholders”) or securityholders of Canetic or the Significant Subsidiaries which are in effect at the date hereof; (iii) any terms, conditions or provisions of any indenture, agreement or instrument to which any of the Issuer, Canetic or the Significant Subsidiaries is a party or by which it is contractually bound as at the date hereof or the Settlement Date; or (iv) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Issuer, Canetic or the Significant Subsidiaries or their properties or assets; and will not result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Issuer, Canetic or the Significant Subsidiaries pursuant to any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Issuer, Canetic or the Significant Subsidiaries is a party or by which it is bound or to which any of the property or assets of the Issuer or the Significant Subsidiaries is subject except in the case of clauses (iii) and (iv) above for any breach or conflict that would not, individually or in the aggregate, result in a Material Adverse Effect or materially and adversely effect the ability of the Issuer or Canetic to perform any of their respective obligations under this Agreement;

(ff)                                except such as shall have been made or obtained, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Issuer and Canetic of this Agreement, the sale of the Designated Securities as contemplated herein, or the completion by the Issuer and Canetic of the transactions contemplated herein, other than filing of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in accordance with Section 7.1(a) hereof;

(gg)                          none of the Issuer or its Significant Subsidiaries is in violation of its constating documents or by-laws; and each of the Issuer and its Significant Subsidiaries is not in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreements or instrument to which it is a party or by which it may be bound or to which any of its property or assets is subject except for any defaults that would not, individually or in the aggregate, result in a Material Adverse Effect;

(hh)                          no person has any agreement, option, right or privilege with or against the Issuer or Canetic for the purchase, subscription or issuance of Securities except for Securities issuable pursuant to the Issuer’s unit award incentive plan, employee unit ownership plan, and distribution reinvestment plan and outstanding convertible debentures of the Issuer and except for any other agreements, options, rights and privileges described in the Canadian Prospectus and the U.S. Prospectus;

(ii)                                 the Issuer is a reporting issuer or the equivalent in each of the provinces of Canada having such a concept; the Issuer is not in default in any material respect of any requirement of Securities Laws, the Exchange Act or the Securities Act and has a similar status under the securities laws of each of the other provinces of Canada; and the Issuer is a “foreign private issuer” as defined under Rule 405 of the Securities Act;

(jj)                                 the consolidated financial statements (including any supporting schedules) of the Issuer included or incorporated by reference in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, together with the related notes (the “Issuer Financial Statements”), (i) present fairly the financial position, results of operations and cash flows of the Issuer and its consolidated subsidiaries at the dates and for the periods indicated, (ii) comply in all material respects with the applicable requirements of Securities Law and, with respect to the Registration Statement, and the U.S. Prospectus, the Securities Act, and (iii) have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis (except as otherwise described therein); the reconciliation of the Issuer Financial Statements to generally accepted accounting principles in the United States contained in the notes to such financial statements complies with the applicable accounting rules of the SEC and the Exchange Act;

(kk)                            the schedule of revenue and expenses for the Hoadley Assets, the BC South Assets and the BC North Assets included in Schedules C, D and E to the Issuer’s Business Acquisition Report dated November 8, 2006 incorporated by reference in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, together with the related notes (i) present fairly the information contained therein at the dates and for the periods indicated, (ii) comply in all material respects with the applicable requirements of Securities Law and, with respect to the Registration Statement, and the U.S. Prospectus, the Securities Act, and (iii) have been prepared in accordance with Canadian GAAP applied on a consistent basis (except as otherwise described therein);

(ll)                                 the pro forma consolidated financial statements of the Issuer and the pro forma consolidated statement of operations of Starpoint Energy Trust and the related notes thereto included in Schedules A and B to the Issuer’s Business Acquisition Report dated November 8, 2006 incorporated by reference in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus present fairly the information contained therein at the dates and for the periods indicated, comply in all material respects with the applicable requirements of Securities Law and, with respect to the Registration Statement, and the U.S. Prospectus, the Securities Act, and have been properly presented on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein;

(mm)                   the accountants who audited the audited Issuer’s and Canetic’s Financial Statements included or incorporated by reference in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus are, and during the period covered by their report thereon were, (1) independent public accountants with respect to the Issuer and Canetic as required by the Securities Act and the Securities Act Regulations, and (2) objective with respect to the Issuer and Canetic within the meaning of the Rules of Professional Conduct of the Canadian Institute of Chartered Accountants and independent chartered accountants with respect to the Issuer as prescribed by Securities Laws;

(nn)                          the inclusion or incorporation by reference of any non-GAAP financial measures in the Registration Statement and the U.S. Prospectus complies with the requirements of Regulation G under the Exchange Act to the extent such requirements are applicable to the Issuer;

(oo)                          since the respective dates as of which information is given in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, except as otherwise stated therein:

(i)                                    except for changes resulting from changes, effects, events, occurrences or changes in facts in (A) the Canadian or United States economies or financial, currency exchange, securities or commodities markets in general or the general markets for crude oil and natural gas on a current or forward basis or (B) the Canadian or United States oil and gas industry in general, there has not been any adverse material change in the condition (financial or otherwise), earnings, business affairs or business prospects of the Issuer and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business;

(ii)                                the Issuer and its Significant Subsidiaries have carried on business in the ordinary course and there have been no transactions entered into by the Issuer or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Issuer and its subsidiaries considered as one enterprise; and

(iii)                            except for regular monthly distributions on the Securities in the amounts and at the times disclosed, there has been no dividend or distribution of any kind declared, paid or made by the Issuer on its Securities;

(pp)                         except as otherwise disclosed in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, there are no actions, suits, proceedings or inquiries, whether on behalf of or against the Issuer or any of its subsidiaries, to the knowledge of the Issuer, pending or threatened against or affecting the Issuer, Canetic or any of their subsidiaries at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency, authority, body or instrumentality, domestic or foreign, or any arbitrator which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or have a Material Adverse Effect on the consummation of any of the transactions contemplated by this Agreement;

(qq)                          the Issuer has no knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any material amount of the property or assets of the Issuer or its Significant Subsidiaries;

(rr)                                except as disclosed in the Issuer Financial Statements, the Issuer does not have any material contingent liabilities;

(ss)                            the Designated Securities referred to in this Agreement have attributes substantially as shall be set forth in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus;

(tt)                                there are no transfer taxes or other similar fees or charges under the federal laws of Canada or the United States or the laws of any state or province, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale by the Issuer of the Designated Securities pursuant thereto;

(uu)                          the Issuer has established and maintains “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act) which as of the date of the last audited Issuer Financial Statements was sufficient to provide reasonable assurance that:

(i)                                     transactions are executed in accordance with management’s general or specific authorization;

(ii)                                 transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets;

(iii)                               access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv)                              the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; except as disclosed in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (in each case, exclusive of any supplement or amendment thereto after the later of (i) the execution of this Agreement or (ii) the most recent certificate delivered pursuant to Section 7.2 of this Agreement), since the end of the Issuer’s most recent audited fiscal year, to the knowledge of Canetic (A) neither management of the Issuer nor the accountants who audited the audited Issuer Financial Statements have identified any material weaknesses in the Issuer’s internal control over financial reporting (whether or not remediated) and (B) there has not been any change in the Issuer’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting;

(vv)                          the Issuer has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act and Multilateral Instrument 52-109 of the CSA); and such disclosure controls and procedures are effective to perform the functions for which they were established; Canetic is not aware of: (i) any significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Issuer’s ability to record, process, summarize, and report financial information in respect of which Canetic has not advised SGAS prior to the date of this Agreement; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Issuer’s internal control over financial reporting; any material weaknesses in the design or operation of internal control over financial reporting of which the Issuer is aware have been identified for the Issuer’s auditors; and since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal control over financial reporting that are reasonably likely to materially adversely affect internal control over financial reporting;

(ww)                     there is and has been no failure on the part of the Issuer, Canetic or any of their respective trustees, directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection thereunder, including Sections 302 and 906 related to certifications, in each case applicable to the Issuer, Canetic or any of their respective trustees, directors or officers, in their capacities as such except for any failure that would not, individually or in the aggregate, result in a Material Adverse Effect or materially and adversely affect the ability of the Issuer or Canetic to perform any of their respective obligations under this Agreement;

(xx)                           to the knowledge of the Issuer, the Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) and 8(e) of the Securities Act, and the Issuer is not the subject of a pending proceeding under Section 8A of the Securities Act in connection with the offering of the Securities;

(yy)                          neither the sale of the Designated Securities by the Issuer hereunder nor the use of proceeds thereof will cause any U.S. person participating in the offering, either as underwriter and/or purchaser of the Designated Securities, to violate the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any enabling legislation or executive order relating thereto (the “Sanctions Regulations”);

(zz)                           the Issuer and its Significant Subsidiaries have not, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Canada Corruption of Foreign Public Officials Act, or the rules and regulations promulgated thereunder;

(aaa)                      except as permitted by law neither the Issuer, Canetic, nor any affiliate of either, has taken, nor will the Issuer, Canetic, or any affiliate of either, take,

directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any securities of the Issuer to facilitate the sale or resale of the Designated Securities;

(bbb)                   the Issuer has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Securities;

(ccc)                      none of the Issuer, Canetic nor any of the Significant Subsidiaries has incurred any liability for any finder’s fees or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Agents pursuant to this Agreement;

(ddd)                   the Issuer and the Significant Subsidiaries are in compliance with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Issuer and the Significant Subsidiaries would have any liability; the Issuer and the Subsidiaries have not incurred and do not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (ii) Sections 412 or 4971 of the Code; and each “pension plan” for which the Issuer or the Significant Subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification; and

(eee)                      no forward looking statement within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act contained in the U.S. Prospectus, the Registration Statement, or any other document filed with the SEC has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

7.             Covenants of the Issuer and Canetic.

7.1           Each of the Issuer and Canetic jointly and severally covenants and agrees with the Agents:

(a)                                  to prepare each of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in relation to the Designated Securities in a form approved by the Agents, acting reasonably, and to file (i) the Canadian Prospectus Supplement with the Reviewing Authority in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the second Business Day (as defined in Section 12) following the execution and delivery of this Agreement relating to the Designated Securities; and (ii) the U.S. Prospectus Supplement with the SEC pursuant to General Instruction II.L.

of Form F-10 not later than the SEC’s close of business on the Business Day following the date of the filing thereof with the Reviewing Authority;

(b)                                 to allow the Agents to conduct all “due diligence” investigations which they may reasonably require to fulfil their obligations as Agents;

(c)                                  to comply with Securities Laws, the Exchange Act and the Securities Act so as to permit the sale of the Designated Securities as contemplated in this Agreement, the U.S. Prospectus and the Canadian Prospectus;

(d)                                 except as permitted by law, will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably, be expected to constitute, the stabilization or manipulation of the price of the Securities;

(e)                                 to use their reasonable best efforts to monitor all aspects of the Issuer’s affairs relevant to its continuing qualification as a “mutual fund trust,” and a “unit trust” for purposes of the Tax Act, and to promptly notify the Agents upon becoming aware of any facts applicable to it that will cause the Issuer to fail to continue to so qualify;

(f)                                    that it has not and, unless it obtains the prior written consent of the Agents, will not make any offer relating to the Designated Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Issuer with the SEC or retained by the Issuer under Rule 433 of the Securities Act;

(g)                                 if a Placement Notice is pending, (i) to give the Agents notice of its intention to file or prepare any further amendment or supplement to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus or the Canadian Prospectus, including pursuant to filings with the Qualifying Authorities or the SEC that are incorporated by reference therein, in each case after the execution of this Agreement and prior to the Settlement Date for such Designated Securities, (ii) to furnish the Agents with copies of any such documents a reasonable amount of time prior to such proposed filing, amendment or supplement and (iii) to not file or use any such document to which the Agents or counsel for the Agents shall reasonably object, unless the filing or use of such document is required by applicable law;

(h)                                   (i)                  to advise the Agents promptly of any amendment or supplement to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus or the Canadian Prospectus after the Settlement Date and furnish the Agents with copies thereof; and

(ii)               to file promptly all reports required to be filed by the Issuer with the Reviewing Authority pursuant to Securities Law and the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as access to or the delivery of a Canadian Prospectus or U.S.

Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required in connection with the offering or sale of such Designated Securities under applicable law, and during such period to advise the Agents, promptly after it receives notice thereof, of the time when any amendment to the Canadian Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the U.S. Base Prospectus, the U.S. Prospectus or the Canadian Prospectus or any amended U.S. Prospectus or Canadian Prospectus has been filed with the Qualifying Authorities or the SEC;

(i)                                     if a Placement Notice is pending, to advise the Agents of the issuance by the Qualifying Authorities or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Designated Securities, of the suspension of the qualification of such Designated Securities for offering or sale in any jurisdiction, of the initiation or, to the knowledge of the Issuer, the threatening of any proceeding for any such purpose, or of any request by the Qualifying Authorities or the SEC for the amending or supplementing of the Registration Statement, the Canadian Prospectus, the U.S. Base Prospectus or the U.S. Prospectus or for additional information relating to the Designated Securities and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Designated Securities or suspending any such qualification, or such order ceasing or suspending the distribution of the Designated Securities or the trading in the securities of the Issuer, to promptly use its commercially reasonable efforts to obtain the withdrawal of such order;

(j)                                     to furnish, as soon as practicable on the second Business Day following the date of this Agreement, copies of the Canadian Prospectus at FCC’s offices in Calgary and of the U.S. Prospectus at SGAS’s offices in New York City, if so requested, as amended or supplemented in such quantities as FCC or SGAS, respectively, may reasonably request, and, if access to or the delivery of a prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required with respect to any Designated Securities at any time in connection with the offering or sale of the Designated Securities and if at such time any event shall have occurred as a result of which the U.S. Prospectus or the Canadian Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such U.S. Prospectus or Canadian Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered or access made available, not misleading, or, if for any other reason it shall be necessary during such period to amend or supplement the Canadian Prospectus or the U.S. Prospectus or to file any document incorporated by reference in the Canadian Prospectus or the U.S. Prospectus in order to comply with Securities Law, the Securities Act, the Exchange Act, or the Trust Indenture to promptly notify the Agents and upon its approval, acting reasonably, to file such document and to prepare and furnish without charge to the Agents and to any dealer in securities as many copies as the Agents may from time to time reasonably request of an amended U.S. Prospectus and Canadian Prospectus or a supplement to the U.S. Prospectus and Canadian Prospectus which will correct such statement or omission or effect such compliance; and in case SGAS is required to deliver a prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) in connection with sales of any of the Designated Securities at any time nine months or more after the time of issue of the U.S. Prospectus, upon SGAS’s request but at the expense of SGAS, if necessary, to prepare and deliver to SGAS as many written and electronic copies as SGAS may reasonably request of an amended or supplemented U.S. Prospectus complying with Section 10(a)(3) of the Securities Act;

(k)                                  to make generally available to Securityholders as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Issuer and its subsidiaries on a consolidated basis (which need not be audited) complying with Section 11(a) of the Securities Act and the Securities Act Regulations (including, at the option of the Issuer, Rule 158);

(l)                                    that neither the Issuer nor any of its Significant Subsidiaries will take, directly or indirectly, any action that will result in a violation by any U.S. person participating in the offering of the Sanctions Regulations with respect to the sale of the Designated Securities hereunder and the use of proceeds thereof. Without limiting the foregoing, the Issuer will not use the proceeds of the sale of the Designated Securities to fund any activities or business with any entity or individual with respect to which U.S. persons are prohibited from doing business under the Sanctions Regulations;

(m)                              to furnish to the Agents copies of the Registration Statement, as initially filed with the SEC, and of all amendments thereto (including all exhibits thereto and documents incorporated by reference therein), and the Canadian Prospectus and, so long as delivery of or making access available to a prospectus via FCC or SGAS may be required by applicable Canadian securities laws and the Securities Act, as many copies of the Canadian Prospectus and the U.S. Prospectus and any amendment or supplement thereto as FCC or SGAS may reasonably request and such delivery shall constitute the Issuer’s consent to the use by FCC or SGAS of the Registration Statement, the Canadian Prospectus, the U.S. Prospectus and any supplements or amendments thereto (and the documents incorporated therein by reference) in connection with the offering and sale to the public of the Designated Securities;

(n)                                 unless publicly available on SEDAR or EDGAR, to furnish to the Agents promptly for a period of two years from the date of this Agreement:

(i)                                    copies of any reports, proxy statements, or other communications which the Issuer shall send to its Securityholders or shall from time to time publish or publicly disseminate; and

(ii)                                 copies of all annual and current reports filed with the SEC on Form 40-F or Form 6-K (each as defined in Section 7.2), as applicable, or such other similar forms as may be designated by the SEC;

(o)                                 unless publicly available on SEDAR or EDGAR, upon written request, to furnish to the Agents as early as practicable, a copy of the latest available unaudited interim and monthly consolidated financial statements, if any, of the Issuer which have been read by the Issuer’s independent auditors, as stated in their letter to be furnished pursuant to Section 8(f) hereof;

(p)                                 to apply the net proceeds from the sale of the Designated Securities in the manner set forth under the caption “Use of Proceeds” in the Canadian Prospectus and the U.S. Prospectus;

(q)                                 for so long as it is applicable to the Issuer, to maintain compliance with the undertaking provided to the Canadian securities regulatory authorities to (i) treat Canetic as a subsidiary of the Issuer in complying with the Issuer’s reporting issuer obligations, provided that if generally accepted accounting principles prohibit the consolidation of financial information of Canetic and the Issuer, the Issuer will provide its unitholders with separate financial statements for Canetic; (ii) annually certify that the Issuer has complied with the foregoing item (i) and to file the certification on SEDAR concurrently with the filing of the Issuer’s annual financial statements; and (iii) take the appropriate measures to require each person who would be an insider of Canetic if Canetic were a reporting issuer to file insider reports about trades in units of the Issuer (including securities which are exchangeable into such units), and to comply with statutory prohibitions against insider trading;

(r)                                    to comply with the terms of its listing agreements with the TSX and the NYSE and to maintain the listing of the Securities in good standing and for so long as the Securities are listed on the TSX and the NYSE, respectively, to maintain a transfer agent in accordance with the rules of the TSX and the NYSE, respectively;

(s)                                  to comply with Ontario Securities Commission Rule 48-501 Trading During Distributions, Formal Bids and Share Exchange Transactions and Regulation M made under the Exchange Act;

(t)                                    to comply with the representations, terms and conditions of the Reviewing Authority MRRS decision document dated July 24, 2007 (the “MRRS Decision”) exempting, inter alia, each dealer not acting as agent of the purchaser of Designated Securities from the obligation to deliver the Canadian Prospectus in connection with the distribution of the Designated Securities; and

(u)                                 that each of the Agents has informed the Issuer that the Agent and its affiliates may, to the extent permitted under the Securities Laws, purchase and sell Securities for its own account while this Agreement is in effect provided that (i) the Issuer shall not be deemed to have authorized or consented to any such purchase or sale by an Agent, and (iii) neither Agent will over-allot Securities in connection with the distribution of Placement Securities (as defined in Section 2) in an at the market distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

7.2           Certificate.  During the term of this Agreement, on or prior to the date that the first Securities are sold pursuant to the terms of this Agreement and each time the Issuer:

(a)                                  files a Canadian Prospectus Supplement relating to the Placement Securities or amends the Canadian Prospectus;

(b)                                 files a U.S. Prospectus Supplement relating to Placement Securities or amends or supplements the Registration Statement or the U.S. Prospectus relating to the Placement Securities by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the U.S. Prospectus relating to the Placement Securities;

(c)                                  files an annual report on Form 40-F under the Exchange Act (“Form 40-F”); or

(d)                                 furnishes a Form 6-K under the Exchange Act that includes interim financial statements, a quarterly report, an amended quarterly report or any amended financial statement;

each date of filing or furnishing of one or more of the documents referred to in clauses (a) through (c) shall be a “Representation Date”, the Issuer shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A. The requirement to provide a certificate under this Section 7.2 shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Issuer delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Issuer files its annual report on Form 40-F. Notwithstanding the foregoing, if the Issuer subsequently decides to sell Placement Securities following a Representation Date when the Issuer relied on such waiver and did not provide the Agents with a certificate under this Section 7.2, then before the Issuer delivers the Placement Notice or SGAS sells any Placement Securities, the Issuer shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

7.3           Legal Opinion.  On or prior to the date that the first Securities are sold pursuant to the terms of this Agreement, and within 3 Trading Days after each Representation Date with respect to which the Issuer is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Issuer shall cause to be furnished to the Agents a written opinion of Burnet, Duckworth & Palmer LLP, counsel to the Issuer and Canetic (the “Issuer Counsel”) and a written opinion of Dorsey & Whitney LLP U.S. counsel to the Issuer and Canetic (“United States Issuer Counsel”), (or such other counsel determined by the Issuer) dated the date that the first Securities are sold pursuant to the terms of this Agreement or the Representation Date, as applicable, substantially similar to the applicable forms attached hereto as Exhibits B and C (for the filing of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement relating to the Placement Securities), and Exhibit D (for subsequent Representation Dates), but modified, as necessary, to relate to the Canadian Prospectus and the U.S. Prospectus and any amendment or supplement thereto; provided, however, that in lieu of such opinion, counsel may furnish the Agents with a letter to the effect that the Agents may rely on a prior opinion delivered under this Section 7.3 to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus as amended or supplemented at such Representation Date).

7.4           Translation Opinions. On or prior to the date that the first Securities are sold pursuant to the terms of this Agreement, and within 3 Trading Days after each Representation Date with respect to which the Issuer is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, except in the case of a Representation Date on which the Issuer files its annual report of Form 40-F, the Issuer shall cause to be furnished to the Agents a written opinion of Quebec counsel to the Issuer and Canetic dated the date that the first Securities are sold pursuant to the terms of this Agreement or the Representation Date, as applicable, to the effect that, except for any financial information, management’s discussion and analysis of financial condition and results of operations, financial statements and analysis of financial condition and results of operations, financial statements and supplementary data, notes to financial statements, auditors’ reports and similar financial information (collectively, “Financial Information”) contained in or incorporated by reference therein, each of such Canadian Prospectus or Canadian Prospectus Supplement, as the case may be, and the information incorporated by reference therein, in the French language is in all material respects a complete and proper translation of the English language version thereof and an opinion of the Issuer and Canetic’s auditors at the same time or times and substantially to the same effect, in respect of the Financial Information. In the case of any Representation Date on which the Issuer files its annual report on Form 40-F, the Issuer shall cause to be furnished to the Agents the opinions of (i) Quebec counsel to the Issuer and Canetic and (ii) the Issuer and Canetic’s auditors referred to above, before the Issuer next delivers a Placement Notice.

7.5           Comfort Letter. On or prior to the date that the first Securities are sold pursuant to the terms of this Agreement and thereafter within 3 Trading Days after each Representation Date occurring during any period in which the U.S. Prospectus relating to the Placement Securities is required to be delivered by SGAS (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Act) and each Representation Date with respect to which the Issuer is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Issuer shall cause its independent accountants, as well as PricewaterhouseCoopers LLP (independent accountants in respect of the Hoadley and BC Assets) and KPMG LLP (independent accountants in respect of Starpoint Energy Trust), to furnish the Agents letters (the “Comfort Letters”), dated the date that the first Securities are sold pursuant to the terms of this Agreement or the Representation Date, as applicable, and having a cut-off not more than 3 Business Days prior to such date, in form and substance satisfactory to the Agents,

(a)                                  confirming that they are independent public accountants with respect to the Issuer and Canetic (or with respect to the Hoadley and BC Assets or Starpoint Energy Trust, as applicable) within the meaning of the Securities Act and the Securities Act Regulations and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the SEC;

(b)                                 stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”); and

(c)                                  updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Canadian Prospectus and the U.S. Prospectus, as amended and supplemented to the date of such letter.

7.6           Expenses.  The Issuer agrees, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of Section 11 hereunder, to pay all expenses incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to:

(a)                                  the preparation, printing and filing of the Registration Statement, the Canadian Prospectus, the U.S. Prospectus, and each amendment and supplement thereto, including any filing fees payable to the securities regulatory authorities;

(b)                                 the preparation, issuance and delivery of the Designated Securities;

(c)                                  the printing and delivery to SGAS of copies of the U.S. Prospectus and any amendments or supplements thereto, and to FCC of copies of the Canadian Prospectus and any amendments or supplements thereto and of this Agreement, as may be reasonably requested;

(d)                                 the fees and expenses of its counsel; and

(e)                                  the fees and expenses incurred in connection with the listing of the Securities for trading on the TSX and NYSE.

8.             Conditions to Agents’ Obligations. The obligations of the Agents hereunder with respect to any sale of Placement Securities will be subject to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by both the Agents, in their sole discretion) of the following additional conditions:

(a)                                  (i)                    the Canadian Prospectus Supplement in relation to the applicable Placement Securities shall have been filed with the Qualifying Authorities under the Shelf Procedures; and

(ii)                 the U.S. Prospectus Supplement in relation to the applicable Placement Securities shall have been filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the Securities Act, in each case, within the applicable time period prescribed for such filing and in accordance with Section 7.1(a) hereof; and all requests for additional information on the part of the Qualifying Authorities and the SEC shall have been complied with to the reasonable satisfaction of counsel to the Agents;

(b)                                 no Canadian Prospectus, U.S. Prospectus or amendment or supplement to the Registration Statement, the Canadian Prospectus or the U.S. Prospectus, including documents deemed to be incorporated by reference therein, shall have been filed to which the Agents, acting reasonably, object;

(c)                                  at the Applicable Time and at the Settlement Date for such Placement Securities:

(i)                                    no stop order preventing, suspending or objecting to the use of the Registration Statement, the Canadian Prospectus or the U.S. Prospectus or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Qualifying Authorities or the SEC; and

(ii)                                 no order of any of the Qualifying Authorities or the SEC to cease distribution of the Designated Securities shall have been issued, and no proceedings for such purpose shall have been instituted or threatened;

(d)                                 all the representations and warranties of the Issuer and Canetic contained in this Agreement shall be true and correct on each Representation Date, with the same force and effect as if made on and as of such Representation Date, and the Issuer shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or, prior to such Representation Date;

(e)                                  the Agents shall have received the opinions of Issuer Counsel and United States Issuer Counsel required to be delivered pursuant Section 7.3 on or before the date on which delivery of such opinion is required pursuant to Section 7.3;

(f)                                    the Agents shall have received the Comfort Letters required to be delivered pursuant Section 7.4 on or before the date on which delivery of such letters is required pursuant to Section 7.4;

(g)                                 the Agents shall have received the certificate required to be delivered pursuant to Section 7.2 on or before the date on which delivery of such certificate is required pursuant to Section 7.2;

(h)                                 the Issuer shall have complied with the provisions of Section 7.1(n) hereof;

(i)                                    the Designated Securities shall have been (i) listed and admitted and authorized for trading on the NYSE and (ii) conditionally approved for listing on the TSX, and satisfactory evidence of such actions shall have been provided to the Agents;

(j)                                    the Issuer shall have furnished to the Agents and their counsel such other documents and certificates as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Placement Securities as herein contemplated or in order to evidence the accuracy of any of the representations or warranties or the fulfillment of any of the conditions herein contained or to the accuracy and completeness of any statement in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus as of the Settlement Date;

(k)                                 on or prior to the date that the first Securities are sold pursuant to the terms of this Agreement, and within 3 Trading Days after each Representation Date, with respect to which the Issuer is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Agents shall have received from (i) Blake, Cassels & Graydon LLP, Canadian counsel for the Agents, such opinion or opinions with respect to the Canadian Prospectus and other related matters as the Agents may require and (ii) Shearman & Sterling LLP, U.S. counsel for the Agents, such opinion or opinions with respect the Registration Statement and the U.S. Prospectus and other related matters as the Agents may require;

(l)                                    none of the Issuer, Canetic or any Significant Subsidiary is required to register as an investment company pursuant to the United States Investment Company Act of 1940;

(m)                              the MRRS Decision remains in full force and effect and is not amended;

(n)                                 there shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 11; and

(o)                                 the Agents shall have received satisfactory evidence of the acceptance by DL Services Inc. of its appointment as the authorized agent to accept any and all process which may be served in any suit, action or proceeding on the Issuer relating to this Agreement.

9.             Indemnification and Contribution.

9.1           Issuer Indemnification.  Each of the Issuer and Canetic jointly and severally agrees to indemnify and hold harmless the Agents, the directors, officers, partners, employees and agents of the Agents and each person, if any, who (i) controls an Agent within the meaning of Alberta Securities Laws or Section 15 of the Securities Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with an Agent (an “Agent Affiliate”) from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all investigative, legal and other expenses reasonably incurred in connection with, and any and all amounts paid in settlement, provided that any such settlement is effected with the written consent of the Issuer (in accordance with this Section 9.1) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which an Agent, or any such person, may become subject under Securities Laws, the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (i) any untrue statement or alleged untrue statement of a material fact contained in the Canadian Prospectus, the U.S. Prospectus or any amendment or supplement thereto, or in any other material or document filed under any applicable securities laws or delivered by or on behalf of the Issuer or Canetic or pursuant to this Agreement or (ii) the omission or alleged omission to state in such document a material fact required to be stated in it or necessary to make the statements in it not misleading; provided, however, that the indemnity contained in this Section 9.1 shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Placement Securities pursuant to this Agreement and is caused directly or indirectly by an untrue statement or omission made in reliance on and in conformity with information relating to an Agent and furnished in writing to the Issuer or Canetic by an Agent expressly for inclusion in any of the Canadian Prospectus or the U.S. Prospectus or any amendment or supplement thereto or any other material or document filed under any applicable securities laws or delivered pursuant to this Agreement. These indemnity provisions will be in addition to any liability that the Issuer or Canetic might otherwise have.

9.2           Agents’ Indemnification.  The Agents jointly and severally agree to indemnify and hold harmless the Issuer, Canetic and their respective trustees, directors and officers and each person, if any, who (i) controls the Issuer within the meaning of Alberta Securities Laws, Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Issuer (an ”Issuer Affiliate”) against any and all losses, liabilities, claims, damages and expenses described in the indemnity contained in Section 9.1, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Canadian Prospectus, the U.S. Base Prospectus, the U.S. Prospectus, the Registration Statement or any amendment or supplement thereto or any other material or document filed under any applicable securities laws or delivered pursuant to this Agreement in reliance upon and in conformity with written information relating to the Agents and furnished to the Issuer or Canetic by the Agents expressly for inclusion in any of the Canadian Prospectus, the U.S. Prospectus or any amendment or supplement thereto or any other material or document filed under applicable securities laws or delivered pursuant to this Agreement.

9.3           Procedure.  Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel to the indemnified party) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel, reasonably satisfactory to the indemnified party, to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and includes no admission of fault.

9.4           Contribution.  In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable from the Issuer and Canetic, on one hand, or the Agents, on the other, the Issuer and Canetic, and the Agents, as applicable, will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Issuer or Canetic from persons other than the Agents, such as persons who control the Issuer or Canetic, officers of the Issuer who signed the Canadian Prospectus and the Registration Statement and directors of Canetic, who also may be liable for contribution) to which the Issuer and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Issuer and Canetic on the one hand and the Agents on the other hand from the offering of the Designated Securities. The relative benefits received by the Issuer and Canetic on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of Placement Securities (before deducting expenses) received by the Issuer bear to the total compensation (before deducting expenses) received by the Agents from the sale of Placement Securities on behalf of the Issuer. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Issuer, on the one hand, and the Agents, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Issuer or the Agents, the intent of the Parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Issuer, Canetic and the Agents agree that it would not be just and equitable if contributions pursuant to this Section 9.4 were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9.4 shall be deemed to include, for the purpose of this Section 9.4, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9.3 hereof. Notwithstanding the foregoing provisions of this Section 9.4, the Agents shall not be required to contribute any amount in excess of the Agent’s Fee received by it in respect of the sale of Placement Securities and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9.4, any person who controls a party to this Agreement, and any officers, directors, partners, employees or agents of the Agents, will have the same rights to contribution as that party, and each officer of Canetic who signed the Canadian Prospectus and Registration Statement will have the same rights to contribution as the Issuer, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9.4, will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9.4 except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9.3 hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9.3 hereof.

10.           Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 9 of this Agreement and all representations and warranties of the Issuer and Canetic herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of an Agent, any controlling persons, or the Issuer (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Securities and payment therefor or (iii) any termination of this Agreement.

11.           Termination.

(a)                                 Each of the Agents shall have the right by giving notice as hereinafter specified at any time to terminate its participation in this Agreement if:

(i)                                    any Material Adverse Effect, or any development that has actually occurred and that is reasonably expected to cause a Material Adverse Effect has occurred that, in the reasonable judgment of the Agent, may materially impair the ability of the Agent to sell the Placement Securities hereunder;

(ii)                               the Issuer shall have failed, refused or been unable to perform any material agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Issuer to deliver (or cause another person to deliver) any certification, opinion, or letter required under Sections 7.2, 7.3, or 7.4, the Agent’s right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty 30 days from the date such delivery was required;

(iii)                              any other condition of the Agent’s obligations hereunder is not fulfilled in any material respect;

(iv)                             a banking moratorium shall have been declared either by U.S. or Canadian authorities;

(v)                                 there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Agent, impractical or inadvisable to proceed with the offering or delivery of the Placement Securities; or

(vi)                              any suspension or limitation of trading in the Placement Securities or in securities generally on the TSX or NYSE, or in respect of the settlement or clearance thereof, shall have occurred.

Any such termination shall be without liability of any Party to any other Party except that the provisions of Section 7.5 (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Survival of Representations), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 19 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate this Agreement as provided in this Section 11(a), the Agent shall provide the required notice as specified in Section 12 (Notices) and if only one Agent elects to terminate its participation in this Agreement, the Issuer, Canetic and the remaining Agent shall make the necessary amendments to this Agreement as mutually agreed upon, subject to the right of the Issuer to terminate this Agreement pursuant to (b) below;

(b)                                 any of the Issuer and the Agents shall have the right, by giving written notice as hereinafter specified to the other Parties to terminate this Agreement in its sole discretion. Any such termination shall be without liability of any Party to any other Party except that the provisions of Section 7.5 (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Survival of Representations), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 19 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination;

(c)                                  unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the issuance and sale of all of the Placement Securities through the Agents on the terms and subject to the conditions set forth herein; provided that the provisions of Section 7.5 (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Survival of Representations), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 19 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination;

(d)                                 this Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), (b) or (c) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that the provisions of Section 7.5 (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Survival of Representations), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 19 (Waiver of Jury Trial) hereof shall remain in full force and effect; and

(e)                                  any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent(s) or the Issuer, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Securities, such Placement Securities shall settle in accordance with the provisions of this Agreement.

12.           Notices. All notices or other communications required or permitted to be given by any Party to any other Party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to:

(a)                                  SGAS and FCC, shall be delivered to (i) SGAS at 1221 Avenue of the Americas, New York, NY 10020, fax no. 212-278-5624, Attention: each of the individuals from SGAS listed on Schedule 2 hereof; (ii) FCC at Suite 1100, Energy Plaza, 311 - 6th Avenue S.W., Calgary, AB T2P 3H2, fax no. 403-262-

0688, Attention: each of the individuals from FCC listed on Schedule 2 hereof; and (iii) with a copy to the legal department of SGAS at 1221 Avenue of the Americas, New York, NY 10020, fax no. 212-278-5624, Attention: Steve Milankov; or

(b)                                 the Issuer or Canetic, shall be delivered to Canetic Resources Trust, 1900, 225 – 5th Avenue SW, T2P 3G6, fax no. (403) 539-6499, Attention: Dave Broshko and Brian Evans, with a copy to Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta T2P 3N9, fax no. (403) 260-0337, Attention:  William Maslechko,

if the notice is given pursuant to Section 9 or 11 hereof. Each Party to this Agreement may change such address for notices by sending to the Parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m. New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which both the TSX and NYSE and commercial banks in both Toronto and New York City are open for business.

13.           Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Issuer, Canetic and the Agents and their respective successors and the affiliates, and, to the extent of any rights granted to or obligations imposed in Section 9 hereof, the controlling persons, officers and directors referred to in Section 9 hereof. References to any of the Parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such Party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties.

14.           Adjustments for Stock Splits. The Parties acknowledge and agree that all Securities-related numbers contained in this Agreement shall be adjusted to take into account any Securities split, dividend or similar event effected with respect to the Securities.

15.           Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the Parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Issuer and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as determined by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the Parties as reflected in this Agreement.

16.           Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to contracts made and to be performed within the State of New York.  Each Party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  The Issuer hereby irrevocably designates and appoints DL Services Inc. (or any successor entity) as its authorized agent to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any such court and agrees that service of process upon DL Services Inc. (or such successor entity) at its office at 1420 Fifth Avenue, Suite 3400, Seattle, WA 98101 (or such other address as the Issuer may designate by written notice to the Agents), and written notice of said service to the authorized agent of the Issuer shall be deemed in every respect effective service of process upon the Issuer, in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Issuer.  Said designation and appointment shall be irrevocable from this date of this Agreement until three years after the termination of this Agreement.  The Issuer agrees to take all action as may be necessary to continue the designation and appointment of DL Services Inc., or any successor entity, in full force and effect so that the Issuer shall at all times during such period have an agent for service of process for the above purposes in the United States.  Nothing herein shall affect the right of the Agent or any Affiliate Agent to serve process in any manner permitted by law.

17.           Judgment Currency.  In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars.  The Issuer will indemnify the Agents and the Agents’ affiliates and the Agents will indemnify the Issuer against any loss incurred by such person as a result of any variation between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which such person is able to purchase United States dollars with the amount of judgment currency actually received by such person.  The foregoing indemnity shall constitute a separate and independent obligation of Issuer and the Agents, respectively and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

18.           Absence of Fiduciary Relationship. Each of the Issuer and Canetic acknowledges and agrees that:

(a)                                  each Agent has been retained solely to act as underwriter in connection with the sale of the Securities and that no fiduciary relationship between the Issuer and an Agent has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether an Agent has advised or is advising the Issuer on other matters;

(b)                                 the Issuer is capable of evaluating and understanding and understands and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)                                  the Issuer has been advised that each Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Issuer and that the Agent has no obligation to disclose such interests and transactions to the Issuer by virtue of any fiduciary relationship; and

(d)                                 each of the Issuer and Canetic waives, to the fullest extent permitted by law, any claims it may have against the Agents, for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that neither Agent shall have liability (whether direct or indirect) to it in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Issuer or Canetic, including stockholders, employees or creditors of the Issuer and Canetic.

19.           Waiver of Jury Trial. Each of the Issuer, Canetic and the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

20.           Agents’ Covenants. Each Agent covenants and agrees with the Issuer and Canetic:

(a)                                  that it has not and, unless it obtains the prior written consent of the Issuer, will not make any offer relating to the Designated Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Issuer with the SEC or retained by the Issuer under Rule 433 of the Securities Act; and

(b)                                 to comply with the representations, terms and conditions of the MRRS Decision applicable to it.

21.           Acknowledgement Regarding the Issuer. The parties hereto acknowledge that in executing this Agreement as attorney of the Issuer, Canetic is entering into this Agreement solely on behalf of the Issuer and the obligations of the Issuer hereunder shall not be personally binding upon Canetic or any of the unitholders of the Issuer and that any recourse against the Issuer or any unitholder in any matter in respect of any indebtedness, obligation or liability of the Issuer arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture, as amended from time to time.

22.           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one Party to the others may be made by facsimile or other electronic transmission.

23.           References.

(a)                                  any reference herein to the Canadian Prospectus, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein as of the applicable date;

(b)                                 any reference to any amendment or supplement to any of the Canadian Prospectus, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to refer to and include any documents that are:

(i)                                    filed after the date of such prospectus under Securities Law with the Qualifying Authorities and, in the case of the U.S. Base Prospectus or the U.S. Prospectus, under the Exchange Act with the SEC; and

(ii)                                  incorporated by reference or deemed under Securities Law to be incorporated by reference therein; and

(c)                                  any reference to the “knowledge of the Issuer” or similar qualifiers shall mean the actual knowledge of the directors and officers of Canetic, after due inquiry.

[Remainder of page intentionally left blank.]

If the foregoing correctly sets forth the understanding between the Issuer, Canetic and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Issuer, Canetic and the Agents.

Very truly yours,

CANETIC RESOURCES TRUST, by its		CANETIC RESOURCES INC.
administrator, CANETIC
RESOURCES INC.

By:	“Paul Charron”	By:	“Paul Charron”
Name:	Paul Charron	Name:	Paul Charron
Title:	President and	Title:	President and
	Chief Executive Officer		Chief Executive Officer

By:	“Brian Evans”	By:	“Brian Evans”
Name:	Brian Evans	Name:	Brian Evans
Title:	Vice President,	Title:	Vice President,
	General Counsel and Secretary		General Counsel and Secretary

ACCEPTED as of the date first above written:

SG Americas Securities, LLC

By:	“Francois Barthelemy”
	Name:		Francois Barthelemy
	Title:		Managing Director, Equity Derivatives

FirstEnergy Capital Corp.

By:	“Nicholas J. Johnson”
	Name:		Nicholas J. Johnson
	Title:		Managing Director, Corporate Finance

SCHEDULE 1
FORM OF PLACEMENT NOTICE

From:	[ ]
Cc:	[ ]
To:	[ ]

Subject:	Equity Distribution Placement Notice

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement among Canetic Resources Trust (the “Issuer”), Canetic Resources Inc. (“Canetic”) SG Americas Securities, LLC (“SGAS”) and FirstEnergy Capital Corp. dated • (the ”Agreement”), I hereby request, as a duly authorized officer of Canetic, for and on behalf of the Issuer, that the Agents sell up to                Securities.

[ADDITIONAL SALES PARAMETERS MAY BE ADDED, SUCH AS A MINIMUM MARKET PRICE IN US OR CDN $ PER SECURITY, THE TIME PERIOD IN WHICH SALES ARE REQUESTED TO BE MADE, SPECIFIC DATES THE SECURITIES MAY NOT BE SOLD ON, THE MANNER IN WHICH SALES ARE TO BE MADE BY SGAS.]

SCHEDULE 2

Canetic Resources Trust

David J. Broshko
Brian D. Evans

SG Americas Securities, LLC

Sanjay Garg
Jason Nardella

FirstEnergy Capital Corp.

Nicholas J. Johnson

SCHEDULE 3

SIGNIFICANT SUBSIDIARIES

Canetic Resources Inc.

Canetic ABC Limited Partnership

Canetic Energy Partnership

Canetic ABC Commercial Trust

Exhibit A

OFFICER CERTIFICATE

The undersigned, the duly appointed                               , of Canetic Resources Inc. (“Canetic”), the duly authorized attorney of Canetic Resources Trust (the “Issuer”), a trust created, organized and validly existing under the laws of the Province of Alberta does hereby certify in such capacity and not in a personal capacity and for and on behalf of the Issuer pursuant to Section 7.2 of the Equity Distribution Agreement dated • (the “Agreement”) among the Issuer, Canetic, SG Americas Securities, LLC and FirstEnergy Capital Corp. that to the best of the knowledge of the undersigned:

(i)                                    the representations and warranties of the Issuer and Canetic in Section 6 of the Agreement are true and correct on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof; and

(ii)                                 the Issuer and Canetic have complied with all agreements and satisfied all conditions on its part to be complied with or satisfied pursuant to the Agreement at or prior to the date hereof.

By:
Name:
Title:

Date:

Exhibit B

MATTERS TO BE COVERED BY INITIAL OPINION OF ISSUER’S
CANADIAN COUNSEL

(i)                                  the Issuer has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta.  Computershare Trust Company of Canada has been duly appointed as the sole trustee of the Issuer pursuant to the trust indenture dated January 5, 2006, as amended;

(ii)                               Canetic has been duly incorporated or amalgamated and is validly subsisting under the laws of the Province of Alberta;

(iii)                            the Trust has the capacity and power to own and lease its properties and assets as described in the Canadian Prospectus and the documents incorporated by reference therein;

(iv)                              each of the Significant Subsidiaries is organized under the laws of Alberta (collectively, the “Subsidiaries”) (1) are corporations, partnerships or trusts, as applicable, duly incorporated, amalgamated , or established, as applicable,  and validly subsisting under the laws of the Province of Alberta or the jurisdiction in which they are incorporated, amalgamated or established, (2) have all requisite corporate, partnership or trust capacity and power, as applicable, to own and lease their properties and assets and to conduct their business or affairs, as applicable, as described in the Canadian Prospectus and the documents incorporated by reference therein, (3) are duly qualified to carry on such business in the Province of Alberta or the jurisdiction in which they are incorporated, amalgamated or established and, as an extraprovincial corporation, partnership or trust, or a foreign corporation, as the case may be, in each other jurisdiction in which a material portion of such business is carried on (as identified in a certificate of an officer of Canetic dated the Settlement Date) and the laws of which requires such qualification, and is in good standing under the laws of each such jurisdiction which requires such qualification;

(v)                                the Designated Securities are qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans;

(vi)                             the attributes and characteristics of the Designated Securities conform in all material respects with the descriptions thereof in the U.S. Prospectus and the documents incorporated by reference therein;

(vii)                        the form of the definitive certificate representing the Securities has been duly approved and adopted by the board of directors of Canetic on behalf of the Issuer and complies with all legal requirements, including all applicable requirements of the TSX and the NYSE relating thereto;

(viii)                     the Issuer and Canetic (on its own behalf and in its capacity as attorney of the Issuer) have (or have had at all relevant times) the necessary power and authority to execute and deliver the Canadian Prospectus and the U.S. Prospectus and any other specified material filed prior to the completion of the sale of the Designated Securities by the Issuer and all necessary action has been taken by the Issuer and Canetic (on its own behalf and in its capacity as attorney of the Issuer) to authorize the execution and delivery of the Canadian Prospectus and the U.S. Prospectus and any other specified material filed prior to the completion and the filing thereof, as the case may be, with the Reviewing Authority and each of the other Qualifying Authorities under applicable securities laws and with the TSX and NYSE;

(ix)                             the Issuer and Canetic (on its own behalf and in its capacity as attorney of the Issuer) have (or have had at all relevant times) the necessary power and authority to execute and deliver the Agreement, and each of the Issuer and Canetic has (or had at all relevant times) the necessary power and authority to perform its obligations thereunder and to carry out the transactions contemplated thereby;

(x)                                the Agreement has been duly authorized and, to the extent execution and delivery are governed by the laws of the Province of Alberta, duly executed and delivered by the Issuer and Canetic (on its own behalf and in its capacity as attorney of the Issuer);

(xi)                             the execution and delivery of the Agreement by the Issuer and Canetic (on its own behalf and in its capacity as attorney of the Issuer) and the fulfilment of the terms thereof by the Issuer and Canetic (including the sale and delivery by the Issuer of the Designated Securities at the Settlement Date) do not result in a breach of, and do not  create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not conflict with:

(A)                              any applicable laws of the Province of Alberta or of the federal laws of Canada applicable therein;

(B)                                any terms, conditions or provisions of the constitutional documents of the Issuer or Canetic;

(C)                                any resolutions of the directors (or any committee thereof), securityholders of the Issuer or Canetic; or

(D)                               any judgment, order or decree of which counsel is aware of any court in the Province of Alberta or governmental agency or body or regulatory authority of the Province of Alberta having jurisdiction over the Issuer or any of its subsidiaries or any of their properties, assets or operations in Canada or the

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Designated Securities, in each case, identified in a certificate of the Chief Executive Officer and Chief Financial Officer of Canetic dated the Settlement Date;

(xii)                          the Trust Indenture authorizes the Issuer to issue an unlimited number of Securities. Based, and in reliance, on a letter of Computershare Trust Company of Canada, in its capacity as registrar and transfer agent of the Issuer, a copy of which has been delivered to the Agents at the date hereof, as at the close of business on the business day immediately preceding the date hereof, there were issued and outstanding the number of Securities referred to in that letter and, to the knowledge of such counsel, none of the outstanding Securities was issued in violation of pre-emptive or other similar rights of any securityholder of the Issuer;

(xiii)                      Computershare Trust Company of Canada has been duly appointed as registrar and transfer agent of the Issuer in Canada in respect of the Securities and Computershare Trust Company, Inc. has been duly appointed as the co-transfer agent of the Issuer in the United States in respect of the Securities;

(xiv)                      the Placement Securities issued at the Settlement Date by the Issuer have been duly authorized and, once the Issuer has received delivery of payment by SGAS of the purchase price therefor, the Placement Securities will have been validly issued by the Issuer as fully paid and non-assessable Securities. The Placement Securities have been approved for listing on the TSX, subject to notification by the Issuer prior to the TSX opening for trading;

(xv)                           the Issuer is a “reporting issuer” or the equivalent in each of the provinces of Canada which has such a concept and is not on the list of defaulting issuers maintained by the Reviewing Authority;

(xvi)                        a final receipt has been obtained from the Reviewing Authority on behalf of itself and the other Qualifying Authorities in respect of the final base shelf prospectus of the Issuer dated August 20, 2007 and, to the best of such counsel’s knowledge, the Reviewing Authority has not revoked such receipt and no order having the effect of ceasing or suspending the distribution of the securities of the Issuer has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority;

(xvii)                   except such as have been made or obtained under applicable securities laws or other applicable laws, to the knowledge of such counsel, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, under the laws of the Province of Alberta or the federal laws of Canada applicable therein for the execution, delivery and

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performance by the Issuer or Canetic of the Agreement or the completion by the Issuer or Canetic of the transactions contemplated therein;

(xviii)               all necessary approvals, permits, consents, orders and authorizations required under Securities Laws have been obtained, and all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements under Securities Laws have been fulfilled in order to qualify the distribution of the Designated Securities and to permit the sale and delivery of the Designated Securities to the public through registrants duly registered under the applicable Securities Laws who have complied with the relevant provisions of such laws;

(xix)                       to such counsel’s knowledge, there are no actions, suits, claims, investigations or proceedings pending or threatened in Canada to which the Issuer or any of its subsidiaries or any of their respective directors or officers is or would be a party or to which any of their respective properties is or would be subject at law or in equity, before or by Canada or any of the provinces of Canada federal, provincial or local governmental or regulatory commission, board, body, authority or agency which (1) are required to be described in the Canadian Prospectus but are not so described or (2) might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

(xx)                           to the knowledge of such counsel, there are no contracts or documents that are of a character required by Securities Laws or the Shelf Procedures to be described in the Canadian Prospectus, or to be filed or incorporated by reference therein, which have not been so described, filed or incorporated by reference as required. All descriptions in the Canadian Prospectus and the U.S. Prospectus (other than financial statements, including the notes thereto, and financial data) of (1) Canadian statutes, regulations, governmental franchises and licenses and legal or governmental proceedings and (2) contracts and other documents which are governed by the laws of Canada, in each case with respect to the Issuer or its Significant Subsidiaries or to which the Issuer or its Significant Subsidiaries are a party, are accurate in all material respects and fair summaries of the legal matters, agreements, documents or proceedings discussed therein;

(xxi)                        the Issuer is eligible to file a short form prospectus with the Reviewing Authority and the other Qualifying Authorities and use the rules and procedures for the use of a short form shelf prospectus with respect to the Designated Securities and for the distribution of securities established in the Shelf Procedures;

(xxii)                   based and in reliance on a certificate of the Chief Executive Officer of Canetic, a copy of which certificate has been delivered to the Agents at the

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Settlement Date, the Issuer qualifies as a “mutual fund trust” within the meaning of the Tax Act;

(xxiii)                subject to the assumptions and qualifications set out therein, the statements in the Canadian Prospectus Supplement under the heading “Canadian Federal Income Tax Considerations” describe the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder generally applicable to unitholders who acquire Designated Securities pursuant to the offering of the Designated Securities and who, for the purposes of the Tax Act and at all relevant times hold Designated Securities as capital property and deal at arm’s length with, and are not affiliated with, the Issuer;

(xxiv)                the information in the Canadian Prospectus under the heading “Description of Capitalization” and in Part II of the Registration Statement under the heading “Indemnification of Directors and Officers,” insofar as such statements constitute a summary of documents or matters of law, are accurate in all material respects and present fairly the information required to be shown;

(xxv)                    the Issuer is subject to the relevant commercial law and common laws of the Province of Alberta and is generally subject to suit in the Province of Alberta and the Issuer does not have any right of immunity from any judicial proceedings in the Province of Alberta;

(xxvi)                 no goods and services tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be collectible by the Agents in respect of the issuance and sale of the Designated Securities as contemplated by the Agreement, including the payment or crediting of any discount, commission or fee as contemplated by the Agreement; and

(xxvii)             no stamp duty, registration or documentation taxes, duties or similar charges are payable by the Agents under the laws of the Province of Alberta or the federal laws of Canada applicable therein in connection with the creation, issuance and delivery to SGAS of the Designated Securities, the sale and delivery outside Canada by SGAS of the Designated Securities to the initial purchasers thereof or the authorization, execution and delivery of the Agreement.

In addition, such counsel shall state that they have participated in the preparation of the Registration Statement and the Canadian Prospectus and in conferences and telephone conversations with officers and other representatives of the Issuer and Canetic and the independent auditors for the Issuer during which the contents of the Registration Statement, the Canadian Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement

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or the Canadian Prospectus or the documents incorporated by reference therein, except as set forth in paragraph (xx) above, on the basis of the foregoing, in the course of such counsel’s work in connection with the matters contemplated by the Agreement, no information has come to such counsel’s attention that leads such counsel to believe that (A) at the time it became effective, the Registration Statement (excluding the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Reports of the Independent Reserve Engineer (the “Reserve Engineer Information”) included or incorporated by reference in the Registration Statement in reliance on the authority of such firm as “experts” within the meaning of the Securities Act, as to which such counsel need express no opinion), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) that as of the date of the Canadian Prospectus at the time any amended or supplemented prospectus was issued or as of the date hereof, the Canadian Prospectus or any amendment or supplement thereto (excluding the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Engineer Information included or incorporated by reference in the Canadian Prospectus in reliance on the authority of such firm as “experts” within the meaning of the Securities Act, as to which such counsel need express no opinion) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the Province of Alberta or the federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for the Agents and (B) as to matters of fact, to the extent they deem proper, on certificates of officers of the Issuer and Canetic and public officials.

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Exhibit C

MATTERS TO BE COVERED BY INITIAL OPINION OF ISSUER’S US COUNSEL

(i)                                    each of the Registration Statement and the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial data and Reserve Engineer Information (as defined below) included or incorporated by reference therein or omitted therefrom, as to which such counsel need express no opinion), as of its respective effective or issue date, appears on its face to be appropriately responsive in all material respects to the applicable requirements of the Securities Act and the rules and regulations of the SEC under the Securities Act (the “Rules and Regulations”); the Issuer Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act, including the Securities Act Regulations;

(ii)                               such counsel does not know of any contract or other document that is required by the Securities Act or the Rules and Regulations to be filed as an exhibit to the Registration Statement and that has not been so filed or incorporated by reference as an exhibit to the Registration Statement as permitted by the Rules and Regulations;

(iii)                              no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Issuer  or Canetic under any Applicable Law for the issuance or sale of the Designated Securities or the performance by the Issuer or Canetic of their respective obligations under the Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means the Business Corporation Law of the State of New York, and those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by the Agreement except that, “Applicable Law” does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states;

(iv)                              assuming the due authorization of the Agreement by the Issuer and Canetic under the applicable laws of the Province of Alberta, the Agreement (to the extent the execution and delivery thereof are governed by the laws of the State of New York) has been duly executed and delivered by the Issuer and Canetic;

(v)                                 to such counsel’s knowledge, there are no legal or governmental actions, suits or proceedings pending or overtly threatened in the United States that are required to be disclosed in the Registration Statement, other than those described therein;

(vi)                              the Issuer is not and, after giving effect to the offering and sale of the Designated Securities and the application of the proceeds therefrom as described in the U.S. Prospectus under the heading “Use of Proceeds,” will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended;

(vii)                          the statements in the U.S. Prospectus Supplement under the heading “Certain Income Tax Considerations - Certain U.S. Federal Income Tax Considerations”, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, and under the heading “Plan of Distribution”, with respect solely to the description of the Agreement contained therein, and fairly summarize the matters described under those headings in all material respects; and

(viii)                       the execution and delivery of the Agreement by Canetic (on its own behalf and in its capacity as administrator of the Issuer), the issuance and sale of the Designated Securities by the Issuer in accordance with the Agreement, the compliance by the Issuer and Canetic with all of the provisions of the Agreement and the performance by the Issuer and Canetic of their respective obligations thereunder, will not violate Applicable Law or any judgment, order or decree of any court or arbitrator in the United States known to such counsel, except where the violation could not reasonably be expected to have a Material Adverse Effect on the Issuer and its subsidiaries taken as a whole.

In addition, such counsel shall state that they have participated in the preparation of the Registration Statement and the U.S. Prospectus and in conferences and telephone conversations with officers and other representatives of the Issuer and Canetic and the independent auditors for the Issuer during which the contents of the Registration Statement, the U.S. Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus or the documents incorporated by reference therein, except as set forth in paragraph (vii) above, on the basis of the foregoing, in the course of such counsel’s work in connection with the matters contemplated by the Agreement, no information has come to such counsel’s attention that leads such counsel to believe that (A) at the time it became effective, the Registration Statement (excluding the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Reports of the Independent Reserve Engineer (the “Reserve Engineer Information”) included or incorporated by reference in the Registration Statement in reliance on the authority of such firm as “experts” within the meaning of the Securities Act, as to which such counsel need express no opinion), included an untrue statement of a material fact or omitted to state a material

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fact required to be stated therein or necessary to make the statements therein not misleading, (B) that as of the date of the U.S. Prospectus at the time any amended or supplemented prospectus was issued or as of the date hereof, the U.S. Prospectus or any amendment or supplement thereto (excluding the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Engineer Information included or incorporated by reference in the U.S. Prospectus in reliance on the authority of such firm as “experts” within the meaning of the Securities Act, as to which such counsel need express no opinion) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In addition, such counsel shall state that (i) such counsel has been advised by the SEC that the Registration Statement is effective under the Securities Act and the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement, (ii) any required filing of the U.S. Prospectus or any supplement thereto pursuant to General Instruction II.L. of Form F-10 has been made in the manner and within the time period required by said General Instruction II.L., and (iii) to such counsel’s knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and to such counsel’s knowledge no proceedings for that purpose have been instituted or are pending or are threatened by the SEC.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for SGAS and (B) as to matters of fact, to the extent they deem proper, on certificates of officers of the Issuer and Canetic and public officials.

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Exhibit D

MATTERS TO BE COVERED BY SUBSEQUENT ISSUER COUNSEL AND UNITED STATES ISSUER COUNSEL OPINIONS

To such counsel’s knowledge and other than as set forth in the U.S. Prospectus, there are no legal or governmental actions, suits or proceedings, pending or overtly threatened in the United States which are required to be disclosed in the U.S. Prospectus, other than those disclosed therein.

In addition, such counsel shall state that they have participated in the preparation of the Registration Statement and the U.S. Prospectus and in conferences and telephone conversations with officers and other representatives of the Issuer and Canetic and the independent auditors for the Issuer during which the contents of the Registration Statement, the U.S. Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus or the documents incorporated by reference therein, on the basis of the foregoing, in the course of such counsel’s work in connection with the matters contemplated by the Agreement, no information  has come to such counsel’s attention that leads such counsel to believe that (A) at the time it became effective, the Registration Statement (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Reports of the Independent Reserve Engineer (the “Reserve Engineer Information”) included or incorporated by reference in the Registration Statement in reliance on the authority of such firm as “experts” within the meaning of the Securities Act, as to which such counsel need express no opinion), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein not misleading, or (B) that, as of the date of the U.S. Prospectus, at the time any amended or supplemented prospectus was issued or as of the date hereof, the U.S. Prospectus or any amendment or supplement thereto (excluding the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Engineer Information included or incorporated by reference in the U.S. Prospectus in reliance on the authority of such firm as “experts” within the meaning of the Securities Act, as to which such counsel need express no opinion) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In addition, such counsel shall state that (i) such counsel has been advised by the SEC that the Registration Statement is effective under the Securities Act and (ii) to such counsel’s knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and to such counsel’s knowledge no proceedings for that purpose have been instituted or are pending or are threatened by the SEC.